May 12, 2008	QMM: AMEX
QTA: TSX VENTURE
NR-10-08

MEXICO EXPLORATION UPDATE

Mirasol-Americas and Crestones exploration results; new claims staked

VANCOUVER, B.C. – Quaterra Resources Inc. today announced that a “scout” (reconnaissance) drilling program at its Mirasol property in Durango, Mexico, and core drilling at the Company’s Crestones property, also in Durango, intersected insignificant amounts of precious metal mineralization. Geologic mapping and sampling at Americas, which abuts Mirasol on the west, has identified at least 10 prospective drill targets. The most prospective will be drill-tested in the 2008 field season.

Of particular interest at Americas is a target related to an 800-meter rhyodacite breccia that appears to be an eruptive vent outcropping in the center of the property. Hydrothermal breccia dikes are common peripheral to the large breccia. A two by six kilometer area of stockwork veining has been identified along the north margin of the hydrothermal alteration shell that is open to the northeast. Rock chip samples of the vein material are anomalous in gold and silver with values ranging from 0.025 to 0.91 g/t gold and 1.4 to 86 g/t silver.

“The Americas system is a strong and very large hydrothermal system, possibly covering an area up to fifteen by four kilometers,” says Sergio Razo, Quaterra’s Mirasol-Americas Project Manager. “We have yet to finish the initial geologic mapping surveys and already we have identified 10 drill targets based on geology.”

In addition, reconnaissance work in 2007 and 2008 in the nearby state of San Luis Potosi, Mexico, has resulted in the identification and staking of five prospects covering a total of 69,034 hectares (266.54 square miles).

A more detailed description of the projects reported in today’s release follows below:

Mirasol-Americas

The Mirasol-Americas project is located in the Municipality of Simon Bolivar, Durango, Mexico, about midway between the cities of Durango and Torreon in the central part of the Mexico Silver Belt or Faja de Plata. The property abuts to the west with Hecla Mining’s San Sebastián Project. The project initially consisted of two separate land blocks until mapping in 2008 suggested that the open area between Americas and Mirasol was also prospective. The intervening area was staked to form one large land block consisting of 13 concessions totaling 82,926 hectares (320.18 square miles), which are 100% owned by Quaterra through its Mexico subsidiary Agua Tierra SA de CV.

The Mirasol prospect consists of a gently dipping sequence of Cretaceous limestone overlain by Eocene Conglomerate and Miocene andesite to rhyodacite tuff to the south. A 1:5,000-scale geologic map of the original Mirasol and Cerro Concessions completed in 2007 identified a seven by five kilometer area of silicified and brecciated limestone with quartz-calcite veinlets and accessory fluorite-alunite-stibnite-cinnabar. A 5,050-meter, 38-hole RC “scout” drill program was completed late in 2007 to test the large alteration area at depth and probe for potential feeder zones. Holes drilled to an average depth of 150 meters demonstrated that the silicified and brecciated limestone is restricted to a 20 to 40 meter thick horizontal band that formed along the unconformable contact between the limestone and the overlying conglomerate. The conglomerate has since been largely eroded away, exposing the silicified limestone.

The silicification is cut by a complex series of northwest, north and northeast faults that served as hydrothermal feeders for the alteration system. Four holes (RC-S01, RC-S26, RC-S29, RC-S36) tested the northeast-striking Cerro Perdernalillo hydrothermal feeder and cut wide intercepts of silica-pyrite and clay-pyrite alteration cut by phyllic-altered quartz porphyry dikes and calcite-pyrite veinlets. Further to the southeast, in the Rio Mesa area, two RC holes (RC-S37, RC-S38) cut silicified breccia dikes from surface to 80 meters depth. Both of these feeders are anomalous in indicator metals as shown on Table 1. Additional geologic mapping surveys, IP and magnetic surveys are planned for Mirasol to be followed by a second RC scout drilling to test for additional feeders and a core drilling program to test the known feeders at depth. Mirasol appears to be the top of an epithermal hydrothermal system. The gold-silver mineral zone, if present, could be up to 300 meters below the present erosion surface.

Table 1: Mirasol Scout RC Geochemical Summary

RC Hole	From (m)	To (m)	Width	Azimuth/ Inclination	As ppm	Hg ppm	Sb ppm	Zn ppm
RC-S01	16	38	22	-90	477	17	187	77
	156	164	8		465	7.5	95.7	4
RC-S26	56	150	86	290/-60	533	37	109	115
	168	200	30		1,113	25	91	365
RC-S29	36	64	28	300/-60	799	13	212	178
	228	240	12		1,636	15	111	27
RC-S36	44	64	20	275/-60	807	9.4	212	128
RC-S37	12	62	50	220/-60	1,059	8.8	129	206
RC-S38	26	68	42	-90	891	7.6	74	115

Core samples were prepped and analyzed by ALS Chemex in Hermosillo, Mexico and Vancouver, B.C. respectively. Samples were initially run using a conventional 35 element ICP-AES analysis with an aqua regia digestion process. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Mercury content was determined by AAS, with aqua regia digestion/cold vapor processing.

The Americas prospect is in the far west portion of the Mirasol concessions and is an extension of Hecla’s San Sebastian hydrothermal system. Cretaceous limestone and flysch are unconformably overlain by Tertiary rhyododacite tuff and post-mineral Late-Tertiary basalt flows.

The property encompasses an elongate, northeasterly-trending zone of hydrothermally altered rhyodacite and several large white silica “crestones” or veins that are up to 30 meters in width and outcrop up to a kilometer along strike. There are numerous old mercury mines with ruins, dumps and open pits up to 40 meters wide, 75 meters long and 25 to 35 meters deep. The mercury occurs in both the oxidized altered rhyolite as native mercury and in the white silica as finely disseminated cinnabar.

An 800-meter diameter rhyodacite breccia that appears to be an eruptive vent outcrops in the center of the property. Hydrothermal breccia dikes are common peripheral to the large breccia. Mapping and sampling has identified a two by six kilometer area of stockwork veining along the north margin of the hydrothermal alteration shell that is open to the northeast. A number of rock chip samples of the vein material are anomalous in gold and silver, with values ranging from 0.025 to 0.91 g/t gold and 1.4 to 86 g/t silver (Table 2).

Table 2: Anomalous Samples from
North Stockwork Zone at Americas

Sample	Au g/t	Ag g/t
391,957	0.025	10.9
391,959	0.14	35.5
391,981	0.14	86.8
391,982	0.025	31.8
391,983	0.025	60.4
391,984	0.025	18.4
391,985	0.025	12.6
391,990	0.025	84.2
391,991	0.025	68.8
391,001	0.21	1.4
391,002	0.91	8.2
391,003	0.51	4

Samples were prepped and analyzed by ALS Chemex in Hermosillo, Mexico and Vancouver, B.C. respectively. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver.

Large parts of the Americas project are covered by alluvium and post mineral thin basalt flows. The total extent of the Americas hydrothermal system is presently not defined, but may be as large as 15 by four kilometers. As with Mirasol, Americas appears to be the top of an epithermal system with a possible gold-silver zone interpreted to be closest to surface below the north stockwork veining. The abundance of mercury-arsenic-antimony, common indicator minerals found in the tops of epithermal deposits, is encouraging.

The work plan for Americas is to extend the geologic mapping survey east towards Mirasol, cover the identified targets with a grid IP-magnetic geophysical survey and test the best targets with a core drilling program.

Both Mirasol and Americas are past producers of mercury and antimony. There are hundreds of small mines and prospects spread across the properties which were active in the 1940s and 1950s. Most of the operators were small miners who hand sorted the ores and sold the concentrate to buyers in Monterrey, Mexico. Most mining was terminated by the early 1970s. More recently, Hecla produced gold-silver from its adjacent San Sebastián property. The Francine and Don Sergio veins produced 11.2 million ounces of silver and 155,937 ounces of gold from 2001 to 2005. Hecla continues to actively explore its property and maintains a working mill at Valardeña, Durango.

Crestones-Inde

Crestones is composed of three concessions totaling 5,485.63 hectares (21.2 square miles) that abut the Inde concessions at their west end. Title is still pending on two Inde concessions that total 3,151.37 hectares (12.2 square miles).

Geologic mapping at 1:5,000 scale identified a large hydrothermal system consisting of an eight square kilometer area of silicified limestone cut by three elongate siliceous hydrothermal silica breccia bodies. Rock samples from the siliceous hydrothermal breccia contain elevated antimony-arsenic-mercury values and anomalous gold-silver values with occasional spikes up to ore grade. The presence of hot spring bedded siliceous sinter indicates that the outcropping alteration-mineralization is high level and formed close to surface.

The Company completed a 13-hole 6,163.4 -meter core drilling program during 2007. Six holes totaling 3,043.4 -meters were completed during the second quarter. An additional seven holes totaling 3,120 meters were completed during the third quarter. The first six drill-holes of the program did not intersect the targeted breccia feeder vents; the second phase of the program produced similar results with a few narrow low-grade intercepts of silver-gold-lead-zinc mineralization within the hydrothermal breccia.

Numerous drill holes passed through the silicified limestone and siliceous breccias and bottomed in fresh limestone providing evidence that the outcropping alteration, brecciation and porphyry stocks are displaced by a series of listric faults that have offset the entire hydrothermal system to the northeast for an underdetermined distance. The faults outcrop on the west side of the Crestones alteration system, strike northwest, and have a moderate to flat northeast dip with normal offset. This fault system greatly complicates further exploration at Crestones as the presumed source area to the southwest is covered by post-mineral volcanics and alluvium.

Possible additional exploration at Crestones will be dependent on results at Inde. As soon as title is received, the concessions will be mapped. With encouragement, an IP survey may be carried out in the alluvium-filled valley between Crestones and Inde to look for the downward continuation of the Crestones mineral system.

Reconnaissance

Competition for land in Central Mexico has intensified as a result of major new discoveries at Peñasquito, La Pitarilla and Camino Rojo. Five 100%-owned new concessions - the Carolina, Carolina 2, Los Azafranes, Tian and Lupita - covering a total of 69,034 hectares (266.54 square miles) have been staked in San Luis Potosi. These are all early stage precious metal prospects that Quaterra hopes to advance through geologic mapping and sampling followed by geophysics if warranted. Reconnaissance work continues.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release in accordance with NI-43-101.

On behalf of the Board of Directors,

Thomas Patton, President Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@mnxltd.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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